6620 West Broad Street Richmond, VA 23230 www.genworth.com

October 31, 2008

VIA FedEx and EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 First Street, NE

Washington, DC 20549

Re:	Genworth Financial, Inc.
Form 10-K for fiscal year ended December 31, 2007
File No. 001-32195

Dear Mr. Rosenberg:

Reference is made to the letter dated September 29, 2008 to Michael D. Fraizer, Chairman, President and Chief Executive Officer, Genworth Financial, Inc. (“Genworth” or “we”), setting forth the Staff’s comments on the above-referenced document (the “Comment Letter”). We are submitting this letter in response to the Staff’s Comment Letter. The headings and numbered paragraphs in this letter correspond to the original headings and numbered paragraphs in the Comment Letter. For ease of reference, we have repeated the Staff’s comments before each of our responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Valuation of investment securities, page 90

1.

In responding to prior comment one, you have revised your disclosure to remove references to the use of third parties in determining fair value. The Division of Corporation Finance recently sent a letter to you and to certain public companies identifying a number of disclosure issues to consider in preparing Management’s Discussion and Analysis. A sample of that letter may also be found on our website at http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm. The sub-bullets of the last main bullet point of that letter describe information to consider when companies disclose that they use brokers or pricing services to assist in determining fair values. This reflects our current thinking in this area, and we hope that you will consider it in preparing Management’s Discussion and Analysis.

Mr. Jim B. Rosenberg

October 31, 2008

We believe that this information provides more insight and transparency into the determination of fair value. In providing this information, we believe that it will generally not trigger the need to name a third party in your filing nor the need, therefore, to obtain their consent if the filing is incorporated by reference into a Securities Act Filing.

We acknowledge the Staff’s comment. We are reviewing the guidance provided in the Division of Corporation Finance’s September letter and are considering those recommendations.

2.	Additionally, regarding your revised disclosure in response to prior comment one, please disclose the dollar amount of your assets that you fair value using a) industry standard pricing methodologies, b) internally developed models and c) indicative market prices, separately for level 2 and 3 assets.

In response to the Staff’s comment, we will add a table to disclose the amount of our assets that we fair value using various pricing sources beginning with our third quarter Form 10-Q.

Results of Operations and Selected Financial and Operating Performance Measures by Segment, page 103

3.	Please refer to prior comment two. We acknowledge your proposed new disclosure. Please disclose the reasonably likely effect on your future financial position, results of operations and liquidity of expected increases in the loss experience on your international and U.S. Mortgage Insurance risk-in-force as they continue to mature, focusing on books of insurance written prior to 2008.

We acknowledge the Staff’s comment and will disclose in future periodic reports any material impact on our financial position, results of operations and liquidity of expected increases in the loss experience of our U.S. and international mortgage insurance businesses.

For example, an increase in the loss experience of our U.S. mortgage insurance business could have a material impact on our financial results, and we propose to include disclosure along the following lines:

Our 2005, 2006 and 2007 books of business are experiencing delinquencies and incurred losses substantially higher than those generated from previous book years we have written. Early loss development patterns from these book years indicate that we would expect a higher level of total losses generated from these books. Variations we consider reasonably likely to occur could include an increase in projected losses for the 2005 through 2007 books of our U.S. mortgage insurance business of between 4% and 7% over the next three-year period. If changes at these levels were to occur, operating results could be negatively impacted by approximately $85 million to $150 million over this same period. These amounts do not include additional reinsurance

Mr. Jim B. Rosenberg

October 31, 2008

recoveries that could occur from our captive reinsurance arrangements. However, more adverse variation could result in additional negative impacts while favorable variations would result in improved margins. We expect future sales of our U.S. mortgage insurance business to reduce the likelihood of these adverse variations. Regardless of the ultimate loss development pattern on these books, we expect they will continue to generate significant paid and incurred losses throughout the remainder of 2008 and through the next two to three years and thus will continue to have a significant adverse impact on our operating results over these same periods.

*    *    *    *    *

We acknowledge the following:

•	Genworth is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Genworth’s filings; and

•	Genworth may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

We appreciate the opportunity to work with the Staff to continue to enhance our financial disclosures. Should you have any questions regarding our responses, please contact Patrick B. Kelleher at (804) 662-2411 or Amy R. Corbin at (804) 662-2685.

Sincerely,

/s/ Patrick B. Kelleher	/s/ Amy R. Corbin
Patrick B. Kelleher	Amy R. Corbin
Senior Vice President	Vice President and Controller
— Chief Financial Officer	(Principal Accounting Officer)
(Principal Financial Officer)

cc:

Don Abbott,

  Senior Staff Accountant, U.S. Securities and Exchange Commission

Frank Wyman,

  Staff Accountant, U.S. Securities and Exchange Commission

Michael D. Fraizer,

  Chairman, President and Chief Executive Officer, Genworth Financial, Inc.